UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2013

Commission File Number 001-34667

SEADRILL LIMITED

P.O. Box HM 1593
Par-la-Ville Place, 4th Floor
14 Par-la-Ville Road
Hamilton HM 08 Bermuda
(441)295-6935
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the earnings release of Seadrill Limited (the "Company"), announcing the Company's results for the first quarter ended March 31, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED (Registrant)

Dated: June 3, 2013
	By:	/s/ Georgina Sousa
Georgina Sousa Secretary

EXHIBIT 99.1

Seadrill Limited (SDRL) - First quarter 2013 results

Highlights
●	Seadrill records its best operating quarterly result ever and generates first quarter 2013 EBITDA*) of US$713 million
●	Seadrill reports first quarter 2013 net income of US$440 million and earnings per share of US$0.87
●	Seadrill increases the ordinary quarterly cash dividend by 3 cents to US$0.88
●	Economic utilization for floaters increased to 92% in Q1 2013 from 86% in Q4 2012
●	Economic utilization for the jack-up fleet in Q1 2013 was 99%, up from 94% in Q4 2012
●	Seadrill ordered four jack-ups for a total estimated project price of US$230 million per rig, with deliveries in 2015
●	Seadrill completed the acquisition of the ultra-deepwater semi-submersible rig Songa Eclipse for a total consideration of US$590 million
●	Seadrill secured a two-year extension for the ultra-deepwater semi-submersible rig West Leo with a total estimated revenue potential of US$430 million
●	Seadrill completed the sale of the jack-up rig West Janus for US$73 million recording a gain on sale of US$61 million
●	Seadrill issued a NOK1.8 billion unsecured bond maturing in March 2018

Subsequent events
●	Seadrill completes the sale of 18 tender rigs to SapuraKencana Petroleum Bhd. for a total consideration of US$2.9 billion on April 30, 2013
●	Seadrill secures a three-year contract for the newbuild drillship West Neptune with a total estimated revenue potential of US$662 million
●	Seadrill completes the sale of the tender rig T15 to Seadrill Partners LLC (SDLP) for a total consideration of US$210 million

*) EBITDA is defined as earnings before interest, depreciation and amortization equal to operating profit plus depreciation and amortization.

Condensed consolidated income statements
First quarter 2013 results

Consolidated revenues for the first quarter of 2013 were US$1,265 million compared to US$1,215 million in the fourth quarter of 2012.  The increase includes the addition of the West Eclipse for the full quarter, West Hercules for 60 days for quarter and overall improvement in utilization for the fleet.

Operating profit for the quarter was US$552 million compared to US$441 million in the preceding quarter.  The increase is driven by higher revenues as discussed above, gain on sale of the of the 1985 built jack-up West Janus of US$61 million, offset by higher operating expenses in the first quarter

Net financial items for the quarter showed a loss of US$68 million compared to a loss of US$335 million in the previous quarter. The decrease in the loss is due to an impairment recognized in the fourth quarter to our investment in Archer Ltd which did not re-occur in this quarter and a overall gain on our financial derivative arrangements in the first quarter compared to an overall loss in the fourth quarter.

Income taxes for the first quarter were US$44 million, a decrease of US$64 million from the previous quarter.

Net income for the quarter was US$440 million representing basic and diluted earnings per share of US$0.87 and US$0.85, respectively.

Balance sheet
As of March 31, 2013, total assets were US$21,206 million, an increase of US$1,574 million compared to December 31, 2012.

Total current assets decreased to US$2,350 million from US$2,354 million over the course of the quarter, primarily driven by an increase in accounts receivable and cash; offset by a decrease in other current assets.

Total non-current assets increased to US$18,856 million from US$17,278 million primarily due to an increase in drilling units following the acquisition of the Songa Eclipse and the consolidation of Asia Offshore Drilling Ltd at the end of the quarter, which added one ultra-deepwater rig and three jack-ups under construction. These rigs have been recognized at fair value on the date of acquisitions as they are business acquisitions for accounting purposes.

Total current liabilities increased to US$4,782 million from US$3,613 million largely due to an increase in the current portion of long-term debt and the addition of the estimated fair value liabilities from the consolidation of Asia Offshore Drilling Ltd.  See Notes 7 and 8 to our interim financial statements for further discussion.

Long-term interest bearing debt decreased to US$8,582 million from US$8,695 million over the course of the quarter and net interest bearing debt increased to US$11,674 million from $11,039 million. The increase is due to the issuance of NOK 1,800 million senior unsecured bond and the $450 million West Eclipse facility.

Total equity increased to US$6,530 million from US$6,024 million as of March 31, 2013. The increase is primarily driven by net income for the quarter.

Cash flow
As of March 31, 2013, cash and cash equivalents were US$361 million, an increase of US$43 million compared to the previous quarter.

Net cash from operating activities for the period was US$423 million and net cash used in investing activities for the same period was US$1,074 million, primarily related to additional payments for newbuilds and the acquisition of the Songa Eclipse.

Net cash from financing activities was US$694 million, primarily because of net proceeds from the issuance of debt.

Outstanding shares
As of March 31, 2013, common shares outstanding in Seadrill Limited totaled 469,129,874 adjusted for our holding of 121,059 treasury shares.  Additionally, we had stock options for 3.8 million shares outstanding under various share incentive programs for management, of which approximately 1.1 million are vested and exercisable.

Operations
Offshore drilling units
During the first quarter, Seadrill had, 17 floaters, 16 jack-up rigs and 16 tender rigs in operation in Northern Europe, US Gulf of Mexico, Mexico, South Americas, West Africa, Middle East and Southeast Asia (including five tender rigs owned by Varia Perdana).

Our floaters (drillships and semi-submersible rigs) achieved an economic utilization rate of 92% in the first quarter compared to 86% in the fourth quarter. We are pleased with the improvement over the prior quarter and remain determined to continue our focus on operational excellence.  The main issues affecting our first quarter performance were the need to replace defective OEM bolts on some of our subsea well control equipment and the West Hercules being idle for one month. The operational performance in March, after these issues were dealt with, was solid.

Average economic utilization was 99% for our jack-up rigs in the first quarter compared to 94% in the preceding quarter. The tender rig fleet achieved an average economic utilization of 99% in the first quarter, in-line with the fourth quarter economic utilization of 98%.

Table 1.0 Contract status offshore drilling units
Unit	Current client	Area of location	Contract start	Contract expiry

Semi-submersible rigs
West Alpha **	ExxonMobil	Norway	Sep-12	Jul-16
West Aquarius	ExxonMobil	Canada	Jan-13	Jun-15
West Capricorn	BP	USA	Jul-12	Aug-17
West Eclipse	Total	Angola	Jan-13	Jan-14
West Eminence	Petrobras	Brazil	Jul-09	Jul-15
West Hercules **	Statoil	Norway	Jan-13	Jan-17
West Leo	Tullow Oil	Ghana	Apr-12	May-18
West Mira (NB*)	Husky	South Korea – Hyundai Shipyard	Jun-15	Jun-20
West Orion	Petrobras	Brazil	Jul-10	Jul-16
West Pegasus	PEMEX	Mexico	Aug-11	Aug-16
West Phoenix **	Total	UK	Jan-12	Apr-15
West Rigel (NB*)**		Singapore – Jurong Shipyard
West Sirius	BP	USA	Jul-08	Jul-19
West Taurus	Petrobras	Brazil	Feb-09	Feb-15
West Venture **	Statoil	Norway	Aug-10	Jul-15

Drillships
West Capella	Total	Nigeria	Apr-09	Apr-19
West Gemini	Total	Angola	Sep-10	Sep-17
West Navigator **	Shell	Norway	Jan-13	Jun-14
West Polaris	ExxonMobil	Angola	Mar-13	Mar-18
West Auriga (NB*)	BP	South Korea – Samsung Shipyard	Aug-13	Aug-20
West Tellus (NB*)		South Korea – Samsung Shipyard
West Vela (NB*)	BP	South Korea – Samsung Shipyard	Nov-13	Nov-20
West Neptune (NB*)	LLOG	South Korea – Samsung Shipyard	Oct-14	Oct-17
West Jupiter (NB*)		South Korea – Samsung Shipyard
West Saturn (NB*)		South Korea – Samsung Shipyard
West Carina (NB*)		South Korea – Samsung Shipyard

HE Jack-up rigs
West Elara **	Statoil	Norway	Mar-12	Mar-17
West Epsilon **	Statoil	Norway	Dec-10	Dec-16
West Linus (NB*) **	ConocoPhillips	Singapore – Jurong Shipyard	Apr-14	Apr-19

BE Jack-up rigs
West Courageous	Hess	Malaysia	Feb-13	Feb-14
West Defender	Shell	Brunei	Aug-12	May-16
West Freedom	GDF Suez	Qatar	Dec-12	Aug-13
West Intrepid	KJO	Saudi Arabia / Kuwait	May-09	Nov-13
West Mischief	ENI	Republic of Congo	Dec-12	Dec-14
West Resolute	KJO	Saudi Arabia / Kuwait	Oct-12	Oct-15
West Vigilant	Talisman	Malaysia	Oct-12	Oct-13
West Ariel	Vietsovpetro	Vietnam	Jan-13	Mar-14
West Callisto	Saudi Aramco	Saudi Arabia	Nov-12	Nov-15
West Cressida	PTTEP	Thailand	Nov-10	May-14
West Leda	ExxonMobil	Malaysia	Mar-12	Apr-14
West Prospero	Vietsovpetro	Vietnam	Jan-13	Mar-14
West Triton	KJO	Saudi Arabia / Kuwait	Aug-12	Aug-15
West Castor (NB*)		Singapore – Jurong Shipyard
West Tucana (NB*)	PVEP	Singapore – Jurong Shipyard	Aug-13	Dec-13
West Telesto (NB*)	Premier	China – Dalian Shipyard	Sep-13	Mar-14
West Oberon (NB*)		China – Dalian Shipyard
West Titan (NB*)		China – Dalian Shipyard
West Proteus (NB*)		China – Dalian Shipyard
West Rhea (NB*)		China – Dalian Shipyard
West Tethys (NB*)		China – Dalian Shipyard
AOD-1 ***	Saudi Aramco	Saudia Arabia	May-13	May-16
AOD-2 (NB*)***	Saudi Aramco	Singapore - Keppel FELS	Jul-13	Jun-16
AOD-3 (NB*)**	Saudi Aramco	Singapore - Keppel FELS	Oct-13	Oct-13

Tender rigs
T15	Chevron	Thailand	May-13	May-18
T16 (NB*)	Chevron	China – COSCO Shipyard	Jun-13	Jun-18
West Vencedor	Cabina Gulf Oil Company/Chevron	Angola	Mar-10	Mar-15

*	Newbuild under construction or in mobilization to its first drilling assignment.
**	Owned by our subsidiary North Atlantic Drilling in which we own 73 percent of the outstanding shares.
***	Owned by Asia Offshore Drilling in which we own 66 percent of the outstanding shares.

Operations in associated companies
Archer Limited ("Archer")
Archer is an international oilfield service company specializing in drilling and well services listed on the Oslo Stock Exchange. We currently own 231,053,239 shares in Archer, which represents a gross value of US$168 million based on the closing share price of NOK4.25 on May 27, 2013. Archer contributed to a loss of US$3 million to our first quarter net income based on Bloomberg estimates, compared to a loss of US$4 million in the fourth quarter 2012. Archer is reported as part of investment in associated companies under other financial items. For more information on Archer please see their quarterly report available on www.archerwell.com.

Sevan Drilling ASA ("Sevan Drilling")
Sevan Drilling is an offshore drilling company listed on the Oslo Stock Exchange. Sevan Drilling owns and operates two ultra-deepwater rigs of the cylindrical Sevan design in Brazil and has two additional rigs of similar design under construction. Delivery of their newbuilds is scheduled for the fourth quarter 2013 and second quarter 2014. The first newbuild has recently been fixed for a long-term contract in the US Gulf. Seadrill holds a 29.9 percent ownership stake through forward contracts for 177,828,500 shares. The current average strike price per share on the forward contracts is NOK3.98. Our exposure has a gross value of US$92 million based on Sevan's closing share price on May 27, 2013.

Sevan Drilling is reported as part of investment in associated companies under other financial items. For the first quarter, Sevan Drilling contributed to a loss of US$6 million to net income compared to US$2 million in the fourth quarter.

Seadrill views the investment in Sevan as opportunistic and will continue to evaluate the investment compared to other alternatives to achieve growth and expansion for Seadrill.  For more information on Sevan Drilling, see their separate quarterly report published on www.sevandrilling.com.

Varia Perdana Bhd.("Varia Perdana")
We had a 49 percent ownership interest in Varia Perdana, which owns and operates five self-erecting tender rigs. Our holding in Varia Perdana was divested in April 2013 through SapuraKencana's acquisition of the tender rig business. During the first quarter, the tender rig T3 worked for PTTEP in Thailand and T10 worked for Chevron in Thailand. The tender rig T6 worked for CPOC (Carigali PTTEP Operating Company) and Carigali Hess in the Malaysia - Thailand Joint Development Area while the Teknik Berkat worked for Petronas Carigali. T9 operated for Petronas Carigali offshore Malaysia. Varia Perdana contributed US$11 million to our first quarter earnings compared to US$13 million in the fourth quarter. Contribution from Varia Perdana is reported as part of investment in associated companies under other financial items.

Other investments

SapuraKencana Petroleum Bhd.("SapuraKencana")
SapuraKencana is a fully integrated Malaysian oil service provider listed on the Malaysian Stock Exchange. On April 30, 2013 the transaction to integrate most of Seadrill's tender rig fleet into SapuraKencana was completed. The transaction includes all tender rigs in Seadrill's fleet except for the T15, T16 and the West Vencedor, which Seadrill Partners owns or has an option to acquire.

The agreed upon acquisition price is for an enterprise value of US$2.9 billion. The purchase price is comprised of approximately US$1.2 billion in cash, US$350 million in new shares in SapuraKencana (at RMB2.70 per share), about US$760 million related to all the debt in the tender rigs business, future capital commitments of approximately US$310 million and a deferred consideration of US$187 million. The acquisition price has been adjusted for a tender rig EBITDA contribution of about US$75 million. After the transaction Seadrill owns 720,329,691shares in SapuraKencana representing a gross value of US$976 million based on a a share price of RMB4.1 on May 28, 2013.  As of March 31, 2013 the assets and liabilities associated with the tender rig business sold to SapuraKencana has been classified as held for sale in our interim financial statements.

Subsequent to the closing of the transaction, Seadrill will continue to manage and supervise the current tender rigs under construction, manage three tender rigs outside of Asia and also provide management administration and support services.

The Board is very pleased to have reached an agreement with SapuraKencana. After the transaction Seadrill is the third largest equity holder in SapuraKencana and have as of May 27 a total of approximatley US$360 million of unrealized gain on our shares in the Company

Based on SapuraKencana´s broad offshore service portfolio and strong position in the Asian market Seadrill sees significant growth opportunities for the Company. We continue to support the Company's strategic goal of becoming a global offshore services Company and to be the leading offshore service provider in Asia

Newbuilding program
Since our last quarterly report in February 2013, we have taken delivery of one ultra-deepwater drillship, the West Auriga and one high specification jack-up, the AOD II. The West Auriga was delivered on time and on budget from the Samsung shipyard in South Korea in early April 2013.

On April 15, 2013, the high specification jack-up AOD II was delivered from Keppel FELS in Singapore. The rig is currently in transit to the Middle East where it is expected to commence operations for Saudi Aramco in June. Its sister rig AOD I, delivered in January, commenced operations for Saudi Aramco on the first of May.

In March, we exercised fixed price options for the construction of two high specification jack-up rigs at the Dalian shipyard in China. The total estimated project price is US$230 million per rig, with delivery scheduled for the third and fourth quarters of 2015. The two new units are based on the same design as the existing jack-ups under construction at the Dalian and Jurong shipyard in Singapore.

We currently have 19 rigs under construction. In 2013 we will take delivery of two ultra-deepwater drillships, five high specification jack-up rigs, one tender rig and one harsh environment jack-up rig. In 2014 a total of four ultra-deepwater drillships will be delivered from the Samsung yard in Korea, while in 2015 we will take delivery of two harsh environment semi-submersible rigs and four high specification jack-up rigs.

In total, 10 out of the 19 newbuilds have already secured long-term contracts upon delivery. Total remaining yard installments for our newbuilds are approximately US$5.8 billion and US$1.7 billion has been paid to the yards in pre-delivery installments.

Note that in accordance with our accounting policy we re-classify rigs from newbuilds to drilling units upon commencement of its first contract. Please see Notes 10 and 11 to our interim financial statements for additional information.

New contracts and contract extensions
Since, we reported our fourth quarter earnings on February 28, 2013, we have entered into the following contracts and contract commitments.

In April 2013, we secured a three-year contract with LLOG for the ultra-deepwater drillship West Neptune, which is under construction at Samsung and will be delivered during the second quarter 2014. After delivery, the rig will mobilize to the US Gulf of Mexico and commence operations. The agreed upon daily rate is US$570,000 and total estimated revenue potential including compensation for mobilization is approximately US$662 million. LLOG has an option to extend the contract for one-year at mutually agreed rates.

We recently secured extensions with Vietsovpetro for the two high specification jack-up rigs West Ariel and West Prospero. The rigs were extended for another eight months for operations offshore Vietnam at an agreed daily rate of US$162,000.

For more detailed information regarding daily rates and contract durations including escalation, currency adjustment or other minor changes to daily rates and duration profiles, see our fleet status report or news releases on the our website www.seadrill.com

Market development
The fundamental outlook for the oil and gas industry remains positive. Continued exploration successes and a backlog of development drilling programs continue to provide a line of sight to continued strength in the contract drilling industry.

Modern ultra-deepwater floaters and premium jack-up rigs continue to be preferred by operators over older generation units due to the safety and operational efficiencies that these units can deliver through new technology, great capacities, and more versatility to drill a wider range of well designs. Our demonstrated operational and safety performance and a standardized high specification fleet continue to provide benefits in terms of extension opportunities on rigs in operations and new opportunities for our newbuilds.

Ultra-deepwater floaters (>7,500 ft water)
The utilization for the global ultra-deepwater fleet remains at 100% and a total of 21 new units will be delivered in 2013 and 21 units in 2014. Only two newbuild units are available for 2013, while 15 of the newbuild units for 2014 are without a fixed contract. However, specific discussions are ongoing for most of the uncommitted units and it is likely that the fleet will remain 100% utilized. The fact that only 11 new units have been ordered for delivery in 2015 coupled with the schedule for significant new ultra-deepwater development drilling, may  lead to a tighter market.

Africa and the US Gulf of Mexico were the predominant regions for ultra-deepwater contracts during Q1. While we expect this trend to continue through the remainder of the year, incremental demand from Asia, Brazil and the Mexican Gulf of Mexico is likely to further diversify and tighten the supply demand balance.  We anticipate an increasing diversity of contract terms in the ultra-deepwater market with relatively short-term contracts being related to exploration drilling and activity from small and mid-sized independent oil companies. This customer segment is counterbalanced by long-term drilling campaigns underwritten by development drilling programs and major international oil companies' exploration needs.

We remain optimistic on the outlook for this segment and expect full utilization to continue.  The investment case for 6th and 7 th generation ultra-deepwater drilling units is further supported by the fact that several operators are now replacing 4th and 5th generation deepwater units with modern equipment in order to meet new requirements and add additional safety margins to their operation. Furthermore, Oil companies are increasingly favoring contractors with proven rig delivery experience, a history of safe and efficient operations, established infrastructure, and experience and presence in the major deepwater basins

Oil companies continue to increase their budgets and spending for ultra-deepwater investments by double-digit numbers; a strong trend that clearly supports deep-water drilling.

Premium jack-up rigs (>350 ft water)
The market for premium jack-ups (350ft water depth and built after 2005) remains strong with utilization of marketed supply above 95% for the past year. During the same period the amount of open demand has increased in each successive quarter. There is also a clear trend that jack-up contracts are signed earlier and have longer terms than they had a year ago. We have seen several contracts in the market executed with contract duration between three and seven years.  Asia and the Middle East continue to be the predominant source of demand for high specification jack-ups. We expect this trend to continue for the foreseeable future, supplemented by increasing high specification jack-up demand in other areas. Pemex in Mexico and major oil companies in West Africa, in particular, are increasingly interested in securing new units to replace aging assets.

Oil companies continue to shift their focus toward higher specification jack-up rigs and the benefits in efficiency and safety that these units deliver. There is also increased demand for jack-ups capable of drilling HPHT wells which require units with higher pressure capacities and greater deck space found on modern units. These trends are supported by the increased number of cold stacked jack-ups since Q4 2012, indicating reluctance by oil companies to contract these older units even in geographic markets where demand is perceived to be greater than the marketed supply. Our continued belief in the need for fleet renewal within the premium jack-up market is evidenced by Seadrill's decision to order four high specification jack-ups in the first quarter of this year

Ongoing tender activity in the North Sea is expected to translate into additional awards, with a trend towards very large, high specification harsh environment jack-ups similar to our West Elara and West Linus units. Seadrill has recently participated in several long-term, high specification jack-up tenders but awards have been given to other drilling contractors at economic terms and conditions that are unattractive to Seadrill. We will continue to focus our investments on assets that offer greater flexibility and thereby meet the demand from a broad number of prospective clients.

Corporate strategy, dividend and outlook

Growth and Investments
Seadrill is one of the leading offshore drilling companies in the global oil and gas industry with presence in all important offshore regions. We are the second largest owner and operator of ultra-deepwater units in the industry and the largest operator of modern premium jack-up rigs. The average age of our floating rigs is 3.7 years, while the average age of our jack-up fleet is 2.8 years (following the sale of the West Janus).

The Company has now completed the sale of the tender rig business. Proceeds from this transaction give Seadrill significant capacity to grow both the ultra-deepwater and jack-up segments. The Board sees strong opportunities to grow these segments either organically or through selective acquisitions.

Revenue backlog
As of May 21 2013, our orderbacklog following the sale of the tender rig fleet was US$19.1 billion. This is a decrease of US$1.9 billion from February, largely related to a US$1.3 billion in revenue for the quarter and the sale of the tender rig fleet, which accounted for US$1.8 billion of the decrease, offset against new contracts and contract extensions. Our order backlog provides clarity for future earnings as well as generates visibility for dividend capacity. With respect to our ultra-deepwater fleet we have the West Tellus available in 2013. We have three uncontracted ultra-deepwater units currently under construction and the West Navigator coming off contract in June 2014. Discussions with clients are ongoing for all these units and we do expect to announce new contracts for most of these units within the next six months.  The average contract duration for our contracted deep-water units is 44 months.

Most capacity has been firmed up for our jack-up fleet. There are two uncontracted newbuilds to be delivered in the third and fourth quarter 2013. With a strong jack-up market, we expect to have contracted these units at current market rates prior to delivery. The average contract length for our contracted jack-up units is 17 months.

Financial flexibility
We have significantly increased our financial flexibility this year through the sale of our tender rig business for US$2.9 billion and the drop down of T15 into Seadrill Partners LLC at a fair value of US$210 million. With attractive investment opportunities available to us, it can be expected that the liquidity provided from these transactions will be used to grow the Company further.

Since our last quarterly report, we have secured a total of US$680 million in new financing. In March, we issued a NOK1.8 billion bond maturing in 2018, which bears a coupon of Nibor plus 3.75% per annum. Furthermore, we obtained a US$360 million five-year bank facility secured by the three Asia Offshore Drilling rigs at attractive terms and conditions. The harsh environment jack-up West Linus, scheduled for delivery in 2013, represents additional funding capacity that is yet to be utilized, however, we have already received interest from several banks for financing over and above the remaining yard installment at very competitive terms.

In September 2012, we issued a US$1.0 billion bond in the US market with a coupon of 5.625%. The bond has recently been trading at approximately 104, corresponding to a yield of 4.6%. The solid performance of the Bond and the improved margins offered in the bank market confirms Seadrill's improved credit statistics. The Board is of the opinion that a rating of the Company's credit can improve the margins further and expect to start the rating process later this year.

Seadrill has successfully secured funding for all 12 newbuilds to be delivered in 2013 except the West Linus, which we expect to secure during the third quarter. The support from Export Credit Agencies (ECA) together with commercial banks has been a key factor to this success and the Company intends to build further on these relationships for the 2014 and 2015 funding program. The Board remains highly confident that competitive financing can be raised for all Seadrill's remaining newbuilds without raising any additional equity.

Other Significant Investments
We have investments in other listed offshore drillers and oil service companies. As of today our portfolio includes a 39.9 percent holding in Archer Limited, a 29.9 percent in Sevan Drilling, and 12 percent holding in SapuraKencana. Except for our strategic investments in Archer and SapuraKencana, the Board evaluates the prospects of these investments on a continuous basis.

At current market prices, the total value of these investments is approximately US$1.2 billion.

Quarterly Cash Dividend
The Board has in connection with the disclosure of the first quarter results evaluated the current dividend level and prospects and has resolved to increase the regular quarterly dividend by US$0.03 to US$0.88. The dividend increase reflects Seadrill's strong operational results, positive market outlook, solid orderbacklog and strong support received from the financing market. The Board believes that the new dividend is sustainable long-term and can be further increased as EBITDA is expected to grow by 50% over the next eight quarters. The ex. Dividend date has been set to June 5, 2013, record date is June 7, 2013 and payment date is on or about June 20, 2013.

Outlook

The Board is pleased to see a record financial result for the Company. With a strong underlying operational performance in both the ultra-deepwater and jack-up segments and newbuilds commencing operation we expect Seadrill to continue to improve on financial results and increase its dividend capacity. The Board still expects Seadrill to reach an annual EBITDA run rate of US$4 billion in 2015. The overall ambition remains to deliver the highest shareholder return in our industry through dedicated focus on operational management, safe operations, financial management, and active portfolio management.

The fundamentals are still in place for a strong offshore drilling market. Ultra-deepwater production is estimated to increase from approximately 1 million barrels a day currently, to approximately 5 million barrels a day in 2020. Strong production growth is likely to spur an increase in development drilling programs. Calculations by the independent energy advisor Rystad show that another 185 new units are needed by 2020 in order to meet the demand. In these numbers no additional supply is assumed to replace the 95 units that are older than 30 years.

The premium jack-up market continues to demonstrate strength as evidenced by increasing dayrates and utilization rates.  Customers continue to show preference for newer units from drilling contractors with proven track records of safe and efficient operations. Currently 311 jack-ups or 63% of the total fleet of 493 jack-ups are older than 25 years. In response to this trend, we have continued to invest in this segment with the order of four high specification jack-up units at the Dalian yard in China, for an all-in cost of US$230 million per unit. These four orders will increase Seadrill's jack-up fleet to 28 units with an average age of 2.8 years, and further strengthens our position as the leading operator of premium modern, high specification drilling units.

The Board is pleased to have completed the successful integration of our tender rig fleet into SapuraKencana. We are also pleased to see the positive development of the SapuraKencana share price since the deal was consummated. Our Q2 results will recognize EBITDA from the tender rig segment up until the closing date of the transaction, and our Q2 results will be positively impacted by a sales gain from this transaction. Seadrill will lose approximately US$100 million of EBITDA per quarter from the transaction, however as our newbuilds enter operation this year the EBITDA will be regained.

The Board has together with the Board of NADL decided to postpone the proposed listing of NADL in New York until Q3 2013. The reason for the delay is related to the fact that NADL actively have been engaged in discussions with potential strategic partners. Such a transaction may include joint ventures as well as direct ownership. The target is to position the Company better for the high growth activities, which are expected in harsh environment areas like the Barents and Kara Sea. Certain progress has been made and a final decision if such a partnership will be realized should be expected within the next month. The Board is fully committed to completing the listing process whatever the outcome of these discussions may be and the Company will resume the IPO process in the third quarter.

Seadrill Partners has performed well since the Company was introduced to the market in October 2012. Seadrill's stake in Seadrill Partners has a current market value of US$889 million based on the closing price as of May 25. We see large opportunities to aggressively grow Seadrill Partners and its dividend distribution by dropping down some of Seadrill's long term contract assets, The flexibility to fund such growth will increase when the Company achieves seasoned issuer status in October 2013.

We see no deterioration in the margin as a function of cost increases. Significant progress has  been made in reducing the future G&A cost. The new head office in London is now operative and the former Seadrill head office in Stavanger will be closed down by June 30.

Thus far in the second quarter we have achieved a technical utilization of more than 97% for our floater units and in excess of 99% for our jack-up fleet. This performance evidences that the Company is reverting to our solid operational track-record.

The continuing low new-build prices, strong day-rate environment, solid cash flow  and sizeable order backlog that is likely to increase in the months to come, creates a very interesting opportunity to support a high dividend payout while we continue to invest in our business and grow the Company. Based on the operational performance so far in the quarter the shareholders should expect continued strong results and dividend support in Q2.

Forward-Looking Statements
This news release includes forward looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company's plans, strategies, business prospects, changes and trends in its business and the markets in which it operates.  In particular, statements include short list with general description of the forward looking statements in this release. These statements are made based upon management's current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Important factors that could cause actual results to differ material from those in the forward-looking statements include, but are not limited to offshore drilling market conditions, contract backlog, dry-docking and other costs of maintenance of the drilling rigs in the Company's fleet, the cost and timing of shipyard and other capital projects,  the performance of the drilling rigs in the Company's fleet, delay in payment or disputes with customers,  fluctuations in the international price of oil, international financial market conditions including the international financial crisie, changes in governmental regulations that affect the Company or the operations of the Company's fleet, increased competition in the offshore drilling industry, and general economic, political and business conditions globally .  Consequently, no forward-looking statement can be guaranteed.  When considering these forward-looking statements, you should keep in mind the risks described from time to time in the Company's filings with the SEC, including its Registration Statement on Form 20-F.

The Company undertakes no obligation to update any forward looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, the Company cannot assess the impact of each such factors on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward looking statement.

May 28, 2013
The Board of Directors
Seadrill Limited
Hamilton, Bermuda

Questions should be directed to Seadrill Management Ltd represented by:

Fredrik Halvorsen:                 Chief Executive Officer and President
Rune Magnus Lundetræ:     Chief Financial Officer and Senior Vice President

Seadrill Limited

INDEX TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Consolidated Statement of Operations for the three month period ended March 31, 2013 and 2012	Page 2
Unaudited Consolidated Statement of Comprehensive Income for the three month period ended March 31, 2013 and 2012	Page 3
Unaudited Consolidated Balance Sheet as of March 31, 2013 and December 31, 2012	Page 4
Unaudited Consolidated Statement of Cash Flows for the three month period ended March 31, 2013 and 2012	Page 5
Unaudited Consolidated Statement of Changes in Shareholders' Equity for the three month period ended March 31, 2013 and 2012.	Page 7
Notes to Unaudited Consolidated Financial Statements	Page 8

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENT OF OPERATIONS
for the three month period ended March 31, 2013 and 2012
(In US$ millions)
	Three month period ended March 31,
	2013	2012

Operating revenues
Contract revenues	1,195	1,025
Reimbursable revenues	64	25
Other revenues	6	-
Total operating revenues	1,265	1,050

Gain on sale of assets	61	-

Operating expenses
Vessel and rig operating expenses	482	381
Reimbursable expenses	59	23
Depreciation and amortization	161	139
General and administrative expenses	72	51
Total operating expenses	774	594

Net operating income	552	456

Financial items
Interest income	4	4
Interest expenses	(108)	(71)
Share in results from associated companies	2	18
Gain on re-measurement of previously held equity interest	10	-
Gain on bargain purchase	15	-
Gain/ (loss) on derivative financial instruments	(5)	91
Foreign currency exchange gain / (loss)	13	(20)
Other financial items	1	2
Total financial items	(68)	24

Income before income taxes	484	480

Income taxes	(44)	(41)
Net income	440	439

Net income attributable to the parent	409	416
Net income attributable to the non-controlling interest	31	23

Basic earnings per share (US$)	0.87	0.89
Diluted earnings per share (US$)	0.85	0.87
Declared regular dividend per share (US$)	-	0.82
Declared extraordinary dividend per share (US$)	-	0.15

 See accompanying notes that are an integral part of these Consolidated Financial Statements.

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
 for the three month period ended March 31, 2013 and 2012
(In US$ millions)

	Three month period ended March 31,
	2013	2012

Net income	440	439

Other comprehensive income/ (loss), net of tax:
Change in unrealized (loss) on marketable securities	(19)	-
Change in unrealized foreign exchange differences	-	(8)
Change in unrealized (loss) relating to pension	(2)	-
Change in unrealized gain on interest rate swaps in VIEs	2	5
Other comprehensive (loss):	(19)	(3)

Total comprehensive income for the period	421	436

Comprehensive income attributable to the non-controlling interest	34	28
Comprehensive income attributable to the parent	387	408

See accompanying notes that are an integral part of these Consolidated Financial Statements.

Seadrill Limited

UNAUDITED CONSOLIDATED BALANCE SHEET
as of March 31, 2013 and December 31, 2012
(In US$ millions)

	March 31, 2013	December 31, 2012
ASSETS
Current assets
Cash and cash equivalents	328	318
Restricted cash	174	184
Marketable securities, net	314	333
Accounts receivables, net	884	917
Amount due from related party	264	293
Current assets held for sale	195	-
Other current assets	191	309
Total current assets	2,350	2,354
Non-current assets
Investment in associated companies	420	509
Newbuildings	2,654	1,882
Drilling units	12,746	12,894
Goodwill	1,200	1,320
Restricted cash	201	218
Deferred tax assets	12	13
Equipment	41	40
Non-current assets held for sale	1,188	-
Other non-current assets	394	402
Total non-current assets	18,856	17,278
Total assets	21,206	19,632

LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	2,598	2,066
Trade accounts payable	58	72
Short-term deferred taxes	7	6
Short-term debt to related party	218	131
Current liabilities associated with assets held for sale	155	-
Other current liabilities	1,746	1,338
Total current liabilities	4,782	3,613
Non-current liabilities
Long-term interest bearing debt	7,883	8,695
Long-term debt due to related parties	935	935
Deferred taxes	32	77
Non-current liabilities associated with assets held for sale	701	-
Other non-current liabilities	343	288
Total non-current liabilities	9,894	9,995

Equity
Common shares of par value US$2.00 per share: 800,000,000 shares authorized 469,129,874 outstanding at March 31, 2013 (December 31, 2012, 469,178,074)	939	938
Additional paid in capital	2,329	2,332
Contributed surplus	1,956	1,956
Accumulated other comprehensive income	175	194
Accumulated earnings	492	83
Non-controlling interest	639	521
Total equity	6,530	6,024
Total liabilities and equity	21,206	19,632

See accompanying notes that are an integral part of these Consolidated Financial Statements.

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS
for the three month period ended March 31, 2013 and 2012
(In US$ millions)

	Three month period ended March 31,
	2013	2012
Cash Flows from Operating Activities
Net income	440	439
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	161	139
Amortization of deferred loan charges	7	7
Amortization of unfavorable contracts	(7)	-
Amortization of favorable contracts	2	3
Amortization of mobilization revenue	(31)	(31)
Share of results from associated companies	(2)	(18)
Share-based compensation expense	2	2
Unrealized (gain) related to derivative financial instruments	(8)	(37)
Deferred income tax expense	(3)	(3)
Unrealized foreign exchange (gain)/loss on long-term interest bearing debt	(10)	4
Gain on disposals of fixed assets	(61)	-
Gain on re-measurement of previously held equity interest	(10)	-
Gain on bargain purchase	(15)	-
Changes in long-term maintenance	(54)	(14)

Changes in operating assets and liabilities, net of effect of acquisitions
Unrecognized mobilization fees received from customers	56	53
Trade accounts receivable	(72)	(86)
Trade accounts payable	17	27
Prepaid expenses/(accrued revenue)	86	(33)
Interest bearing note receivable with customers	(4)	-
Other, net	(71)	(12)
Net cash provided by operating activities	423	440

Cash Flows from Investing Activities
Additions to newbuildings	(282)	(506)
Additions to rigs and equipment	(100)	(18)
Acquisition of business	(531)
Sale of rigs and equipment	48	-
Change in margin calls and other restricted cash	15	108
Investment in associated companies	(99)	(14)
Loan granted to related parties	(125)	-
Proceeds from realization of marketable securities	-	4
Net cash used in investing activities	(1,074)	(426)

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS
for the three month period ended March 31, 2013 and 2012
 (In US$ millions)

	Three month period ended March 31,
	2013	2012
Cash Flows from Financing Activities
Proceeds from debt	782	824
Repayments of debt	(263)	(622)
Debt fees paid	(24)	(2)
Proceeds from debt to related party	215	-
Repayments of debt to related party	(120)	-
Contribution from non-controlling interests related to private placement	-	66
Paid to non-controlling interests	(16)	(10)
Change in current liability relating to share forward contracts	125	-
Proceeds from issuance of equity in subsidiaries to non-controlling interest	-	59
Purchase of treasury shares	(5)	-
Proceeds from sale of treasury shares	-	2
Dividends paid	-	(369)
Net cash provided/(used) by financing activities	694	(52)

Effect of exchange rate changes on cash and cash equivalents	-	-

Net increase / (decrease) in cash and cash equivalents	43	(38)
Cash and cash equivalents at beginning of the year	318	483
Cash and cash equivalents at the end of period	361	445
Cash and cash equivalents at the end of period	328	445
Cash and cash equivalents at the end of period – held for sale	33	-

Supplementary disclosure of cash flow information
Interest paid, net of capitalized interest	(72)	(68)
Taxes paid	(33)	(45)

See accompanying notes that are an integral part of these Consolidated Financial Statements.

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the three month period ended March 31, 2013 and 2012
(In US$ millions)

	Share Capital	Additional paid-in capital	Contributed surplus	Accumulated OCI	Retained earnings	NCI	Total equity
Balance at December 31, 2011	935	2,097	1,956	(5)	994	325	6,302
Sale of treasury shares		2					2
Employee stock options issued		2					2
Private placement in subsidiary		84				66	150
Costs related to capital increase in subsidiary		(3)					(3)
Other comprehensive income				(8)		5	(3)
Dividend payment					(369)	(10)	(379)
Net income					416	23	439
Balance at March 31, 2012	935	2,182	1,956	(13)	1,041	409	6,510

Balance at December 31, 2012	938	2,332	1,956	194	83	521	6,024

Sale of treasury shares	1						1
Purchase of treasury shares		(5)					(5)
Employee stock options issued		2					2
Establishment of non-controlling interest						100	100
Other comprehensive income				(19)		3	(16)
Dividend payment						(16)	(16)
Net income					409	31	440
Balance at March 31, 2013	939	2,329	1,956	175	492	639	6,530

See accompanying notes that are an integral part of these Consolidated Financial Statements.

Seadrill Limited

Notes to Unaudited Consolidated Financial Statements

Note 1 - General information

Seadrill Limited was incorporated in Bermuda in May 2005 and is a publicly listed company on the New York Stock Exchange and the Oslo Stock Exchange. Through the acquisition of other companies and investment in newbuildings, we have developed into one of the largest international offshore drilling contractors.   As of March 31, 2013 we owned and operated 44 offshore drilling units and have 26 units under construction. Our fleet consists of drillships, jack-up rigs, semi-submersible rigs and tender rigs for operations in shallow and deepwater areas, as well as benign and harsh environments.

As used herein, and unless otherwise required by the context, the term "Seadrill" refers to Seadrill Limited and the terms "Company", "we", "Group", "our" and words of similar import refer to Seadrill and its consolidated companies. The use herein of such terms as group, organization, we, us, our and its, or references to specific entities, is not intended to be a precise description of corporate relationships.

Basis of presentation

The unaudited interim consolidated financial statements are stated in accordance with generally accepted accounting principles in the United States of America (US GAAP). The unaudited interim consolidated financial statements do not include all of the disclosures required in complete annual financial statements. These interim financial statements should be read in conjunction with our annual financial statements as at December 31, 2012. The year-end condensed balance sheet data that was derived from our audited 2012 financial statements does not include all disclosures required by accounting principles generally accepted in the United States of America. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair statement have been included. The amounts are presented in United States dollar (US dollar) rounded to the nearest million, unless stated otherwise.

We have in 2012 and 2011 significantly expanded our fleet of drilling rigs and as a result of this our long term maintenance has increased accordingly. In response to this, we determined that we had incorrectly classified payments related to long term maintenance as an investing activity rather than as an operating activity in the consolidated statement of cash flows for the period ended March 31, 2012. We concluded that such classification was not material to cash flows from operating activities and investing activities for previously reported periods. Accordingly, the presentation of the consolidated statement of cash flows for the period ending March 31, 2012 has been revised. This resulted in a decrease in cash provided by Operating Activities and an increase in cash used by Investing Activities, of $14 million.

Significant accounting policies

The accounting policies adopted in the preparation of the unaudited interim financial statements are consistent with those followed in the preparation of our annual audited consolidated financial statements for the year ended December 31, 2012 unless otherwise included in these unaudited interim financial statements as separate disclosures.

Note 2 - Recent Accounting Pronouncements

Recently Adopted Accounting Standards

Balance sheet—Effective January 1, 2013, we adopted the accounting standards update that expands the disclosure requirements for the offsetting of assets and liabilities related to certain financial instruments and derivative instruments.  The update requires disclosures to present both gross information and net information for financial instruments and derivative instruments that are eligible for net presentation due to a right of offset, an enforceable master netting arrangement or similar agreement.  The update is effective for interim and annual periods beginning on or after January 1, 2013.  The adoption did not have an effect on our interim consolidated financial statements.

Balance sheet—Effective January 1, 2013, we adopted the accounting standards update that requires an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. generally accepted accounting principles to be reclassified in its entirety to net income. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under U.S. GAAP that provide additional detail about those amounts. For public entities, the amendments are effective prospectively for reporting periods beginning after December 15, 2012. The adoption did not have an effect on our interim consolidated financial statements.

Note 3 - Segment information

Operating segments

The company provides offshore drilling services to the oil and gas industry. Our business has been organized into segments based on differences in management structure and reporting, economic characteristics, customer base, asset class, and contract structure. We currently operate in the following three segments:

Floaters: We offer services encompassing drilling, completion and maintenance of offshore exploration and production wells. The drilling contracts for this segment relate to semi-submersible rigs and drillships for harsh and benign environments in mid-, deep- and ultra-deep waters.

Jack-up rigs: We offer services encompassing drilling, completion and maintenance of offshore exploration and production wells. The drilling contracts for this segment relate to jack-up rigs for operations in harsh and benign environments.

Tender rigs: We offer services encompassing drilling, completion and maintenance of offshore production wells in Southeast Asia, West Africa and the Americas. The drilling contracts for this segment relate to self-erecting tender rigs and semi-submersible tender rigs.

Segment results are evaluated on the basis of operating profit, and the information given below is based on information used for internal management reporting. The accounting principles for the segments are the same as for our consolidated financial statements.

Contract revenues

(In US$ millions)	Three months ended March 31,
	2013	2012

Floaters	757	657
Jack-up rigs	256	199
Tender rigs	182	169
Total	1,195	1,025

Depreciation and amortization

(In US$ millions)	Three months ended March 31,
	2013	2012

Floaters	117	94
Jack-up rigs	37	32
Tender rigs	7	13
Total	161	139

Operating income - net income

(In US$ millions)	Three months ended March 31,
	2013	2012

Floaters	317	318
Jack-up rigs	145	67
Tender rigs	90	71
Operating income	552	456

Unallocated items:
Total financial items	(68)	24
Income taxes	(44)	(41)
Net Income	440	439

Total Assets

(In US$ millions)	As at March 31, 2013	As at December 31, 2012

Floaters	14,657	13,725
Jack-up rigs	4,989	4,210
Tender rigs	177	1,697
Assets held for sale*	1,383	-
Total	21,206	19,632
* See note 21 for details related to assets and liabilities held for sale.

Goodwill

(In US$ millions)	As at March 31, 2013	As at December 31, 2012

Floaters	890	890
Jack-up rigs	281	281
Tender rigs*	29	149
Total	1,200	1,320
* See note 21 for details related to assets and liabilities held for sale.

Total liabilities

(In US$ millions)	As at March 31, 2013	As at December 31, 2012

Floaters	10,144	9,514
Jack-up rigs	3,453	2,918
Tender rigs	223	1,176
Liabilities associated with assets held for sale*	856	-
Total	14,676	13,608
 * See note 21 for details related to assets and liabilities held for sale.

Capital expenditures – fixed assets

(In US$ millions)	As at March 31, 2013	As at December 31, 2012

Floaters	1,490	1,316
Jack-up rigs	981	280
Tender rigs *	183	287
Total	2,654	1,883
* See note 21 for details related to assets and liabilities held for sale.

Note 4 - Earnings per share

The computation of basic earnings per share ("EPS") is based on the weighted average number of shares outstanding during the period. Diluted EPS includes the effect of the assumed conversion of potentially dilutive instruments.

The components of the numerator for the calculation of basic and diluted EPS are as follows:

(In US$ millions)	Three months ended March 31,
	2013	2012

Net income available to stockholders	409	416
Effect of dilution	9	9
Diluted net income available to stockholders	418	425

The components of the denominator for the calculation of basic and diluted EPS are as follows:

(In millions)	Three months ended March 31,
	2013	2012

Basic earnings per share:
Weighted average number of common shares outstanding	469	468

Diluted earnings per share:
Weighted average number of common shares outstanding	469	468
Effect of dilutive share options	1	2
Effect of dilutive convertible bonds	19	19
	489	489

Note 5 – Taxation

Income taxes consist of the following:

(In US$ millions)	Three month period ended March 31,
	2013	2012

Current tax expense:
Bermuda	-	-
Foreign	41	41
Deferred tax expense:
Bermuda	-	-
Foreign	1	(2)
Tax related to internal sale of assets in subsidiary, amortized for group purposes	2	2
Total tax expense	44	41
Effective tax rate	9.10%	8.75%

The Company, including its subsidiaries, is taxable in several jurisdictions based on its rig operations. A loss in one jurisdiction may not be offset against taxable income in another jurisdiction. Thus, the Company may pay tax within some jurisdictions even though it might have an overall loss at the consolidated level.

Income taxes for the three months ended March 31, 2013 and 2012 differed from the amount computed by applying the statutory income tax rate of 0% as follows:

(In US$ millions)	Three month period ended March 31,
	2013	2012

Income taxes at statutory rate	-	-
Effect of transfers to new tax jurisdictions	2	2
Effect of taxable income in various countries	42	39
Total	44	41

Deferred Income Taxes

Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. The net deferred tax asset (liability) consists of the following:

Deferred Tax Assets:

(In US$ millions)	As at March 31, 2013	As at December 31, 2012

Pension	8	8
Provisions	2	3
Other	2	2
Gross deferred tax asset	12	13

Deferred Tax Liability:

(In US$ millions)	As at March 31, 2013	As at December 31, 2012

Property, plant and equipment	4	5
Gain from sale of fixed assets	23	23
Foreign exchange	9	54
Other	3	1
Gross deferred tax liability	39	83

Net deferred tax liability	(27)	(70)

Net deferred taxes are classified as follows:

(In US$ millions)	As at March 31, 2013	As at December 31, 2012

Short-term deferred tax asset	-	-
Long-term deferred tax asset	12	13
Short-term deferred tax liability	(7)	(6)
Long-term deferred tax liability	(32)	(77)
Net deferred tax liability	(27)	(70)

Future taxable income justifies the inclusion of tax loss carry-forwards in the calculation of net deferred taxes.

Note 6 – Marketable securities

The historic cost of marketable securities is marked to market, with changes in fair value recognized in "other comprehensive income" ("OCI").

Marketable securities held by us include 81.1% of the partially redeemed Petromena NOK 2,000 million bond ("Petromena") and 6.38% of SapuraKencana Petroleum Bhd ("SapuraKencana").

Marketable securities and changes in their carrying value are as follows:

(In US$ millions)	Petromena	Sapura Kencana	Total

Historic cost at December 31, 2012	4	124	128
Fair Market value adjustments recognized in the statement of other comprehensive income for the year ended December 31, 2012	-	205	205
Net book value at December 31, 2012	4	329	333
Fair market value adjustments recognized in the statement of other comprehensive income	-	(19)	(19)
Net book value at March 31, 2013	4	310	314

Note 7 – Associated companies

Sevan Drilling ASA

On January 30, 2013, we sold 96,000,000 shares of Sevan Drilling ASA ("Sevan") and received a forward agreement with exposure to the same number of shares. The shares were sold at NOK 3.95 per share. The forward agreement ran until May 6th, 2013 and has a strike price of NOK 3.9851.

On February 7, 2013, we were allocated and subscribed for 81,828,500 shares in Sevan at a subscription price of NOK 3.95. Subsequently, we financed these shares and entered into a forward agreement with exposure to the same number of shares. The forward agreement ran until May 6, 2013 and has a strike price of NOK 3.9815 per share.

Following these transactions, we are not directly holding any shares in Sevan, but will be exposed through forward agreements to 177,828,500 shares. As of March 31, 2013 this exposure in Sevan constitutes 29.91 percent of all outstanding shares in Sevan.

We have concluded that these above transactions are to be accounted for in accordance with the guidelines set out in ASC 860 Transfers and Pricing and treated as secured borrowings. Based on the guidance we have not changed the accounting for our investment in Sevan and continue to account for this as an investment in associated company using equity method accounting. The cash received from this transaction has been recorded with a corresponding short term liability at the inception of the arrangement.

Archer Limited

On February 8, 2013, we were allocated 82,003,000 shares in the private placement of Archer Limited ("Archer"), amounting to a value of $98.4 million. In addition, as consideration for acting as an underwriter to the placement, we received another 2,811,793 shares, amounting to a value of $3.4 million.  In conjunction with this private placement Archer refinanced some of its debt obligations.  As part of Archer's refinancing, Seadrill provided a guarantee to Archer on its payment obligations on a certain financing arrangement. The maximum liability to Seadrill is limited to $100 million, for a period of a maximum of ten years. As at March 31, 2013 we held 39.9% of the outstanding shares of Archer.

Asia Offshore Drilling Ltd

On January 31, 2013, Seadrill granted Asia Offshore Drilling Ltd ("AOD") a unsecured loan of US$114.5 million. The loan bears interest at LIBOR + a margin of 7.5% and an arrangement fee constituting 1% of the principal is payable on maturity. The loan is repayable over a term of three months. The US$100 million was repaid to Seadrill following the equity issue on March 12, 2013.

On March 12, 2013, AOD issued 20,000,000 new shares with a par value of US$1.00 and a subscription price of US$5.00, increasing the total of numbers of shares issued as of March 31, 2013 to 60,000,100. The additional share issue raised US$ 100 million in total, with Seadrill and the other major shareholder Mermaid Maritime Plc ("Mermaid") subscribing to the entire share issue. Following this Seadrill owns 66.18%. Seadrill's share was provided through a partial conversion of the short term loan of US$ 114.5 million to equity.

On March 25, 2013, we gained control of the board of AOD, and therefore we have consolidated the results of AOD into our financial statements prospectively with effect from March 25, 2013. Accordingly, AOD has been derecognized from associated companies. Refer to note 8.

Note 8 – Business Acquisitions

Acquisition of Songa Eclipse

On November 15, 2012 a subsidiary of Seadrill Ltd entered into an agreement with Songa Eclipse Ltd to acquire the ultra-deepwater semi-submersible drilling rig, "Songa Eclipse" for cash consideration of US$590 million. The cash consideration also includes the acquisition of the drilling contract with Total Offshore Angola that is fixed and ending in December 2013 with three one year options to extend the contract. This acquisition is in line with our strategy of building a modern fleet through selective acquisitions and organic growth giving us an increased exposure to the ultra-deepwater market. A prepayment of US$59 million was made before the end of 2012 and the physical delivery and final payment took place on January 3, 2013 which is considered to be the acquisition date. This purchase is considered to constitute a business combination for accounting purposes. The fair value of the net assets acquired have been determined using independent broker valuations and estimated market prices for similar contracts. The unfavorable contract acquired is amortized over the estimated length of the contract, including extension periods, and is presented in the Statement of Operations within other revenues. Subsequent to the acquisition, the drilling rig has been renamed the West Eclipse.

The preliminary fair values of net assets acquired were as follows:

(In US$ millions)	January 3, 2013

Fair value of net assets acquired:
Drilling units	698
Unfavorable contract – Other current liabilities	(27)
Unfavorable contract – Other non-current liabilities	(81)
Net assets acquired	590

Fair value of consideration	590

The amounts of revenue and net income from the acquisition included in the interim consolidated financial statements are US$39 million and US$7 million respectively.

Consolidation of Asia Offshore Drilling Ltd

On March 25, 2013, we and the other major shareholder in AOD, Mermaid Maritime Plc, signed a shareholder resolution that changed the board composition in favor of the Company. Based on this change as of March 25, 2013 we control the Board and own 66.18% of the outstanding shares. As a result of obtaining control we must consolidate the results and financial position of AOD. The acquisition is considered to constitute a business combination achieved in stages for accounting purposes.  The fair values of the net assets acquired have been determined based on independent broker valuations for drilling rigs and newbuilds and estimated remaining contractual payments for newbuilds under construction. The fair value of the non-controlling interest has been determined based on the quoted share price for AOD at the time of the acquisition.

The preliminary fair values of net assets acquired, the remeasurement of our previously held equity interest, measurement of the non-controlling interest and associated bargain purchase gain are as follows:

(In US$ millions)	March 25, 2013

Cash and cash equivalents	1
Current assets	1
Drilling units	633
Non-current assets	633
Construction obligation	(316)
Other current liabilities	(8)
Current liabilities	(324)
Non-current liabilities	-
Net assets acquired	310

Net book value of equity investment	185
Fair value of previously held equity investment	195
Gain on re-measurement of previously held equity investment	10

Fair value of establishment of non-controlling interest	100

Bargain purchase
Fair value of establishment of non-controlling interest	100
Fair value of previously held equity investment	195
Total	295

Net assets acquired	310
Gain on bargain purchase	15

Note 9 – (Loss)/ gain on derivative financial instruments

The year to date loss of US$5 million in our Statement of Operations consists of the following:

Total Return Swaps (TRS):
We have a TRS agreement with 2,000,000 Seadrill Limited shares as underlying security, with a reference price of NOK 213.17 and expiry on June 4, 2013. The total realized and unrealized gain related to the TRS agreements amounted to US$3 million for the three months ended March 31, 2013 (US$6 million gain as of March 31, 2012)

Interest-rate swap agreements and forward exchange contracts:
Total realized and unrealized loss on interest-rate swap agreements, not qualified for hedge accounting, and forward exchange contracts amounted to US$45 million for the three months ended March 31, 2013. (US$2 million loss as of March 31, 2012)

Other derivative instruments:
Total realized and unrealized gain on other derivative instruments amounted to US$37 million for the three months ended March 31, 2013. (US$85 million gain as of March 31, 2012)

Note 10 – Newbuildings

(In US$ millions)	March 31, 2013	December 31, 2012

Opening balance at the beginning of the period	1,882	2,531
Additions	915	1,343
Re-classified as drilling units	-	(1,992)
Re-classified as held for sale (see note 21)	(143)	-
Closing balance at the end of the period	2,654	1,882

There have been no reclassifications from Newbuildings to Drilling units in Q1. The additions are primarily related to the amounts from the consolidation of AOD and their three jack-ups under construction together with capitalized drilling equipment related to the West Auriga, West Vela and West Carina.

Note 11 – Drilling units

(In US$ millions)	March 31, 2013	December 31, 2012

Cost	15,979	15,177
Accumulated depreciation	(2,442)	(2,283)
Re-classified as held for sale (see note 21)	(791)	-
Net book value	12,746	12,894

The increase in cost is primarily due to the purchase of Songa Eclipse (renamed West Eclipse) from Songa Offshore SE (see note 8).

The depreciation expense was US$159 million and US$138 million for the three months ended March 31, 2013 and 2012, respectively.

Note 12– Equipment

Equipment consists of IT and office equipment, furniture and fittings.

(In US$ millions)	March 31, 2013	December 31, 2012

Cost	65	62
Accumulated depreciation	(24)	(22)
Net book value	41	40

Depreciation expense was US$2 million and US$1 million for the three months ended March 31, 2013 and 2012, respectively.

Note 13 – Goodwill

In the three and twelve months ended December 31, 2012 there was no change in the total carrying value of goodwill. The goodwill balance and changes in the carrying amount of goodwill are as follows:

(In US$ millions)	March 31, 2013	December 31, 2012

Net book value at beginning of period	1,320	1,320
Goodwill acquired during the period	-	-
Impairment losses	-	-
Goodwill associated with assets held for sale (see note 21)	(120)	-
Net book value at end of period	1,200	1,320

Note 14 – Long-term interest bearing debt and interest expenses

(In US$ millions)	March 31, 2013	December 31, 2012
Credit facilities:
US$800 facility	216	227
US$900 facility *	-	731
US$100 facility *	-	69
US$1,500 facility	838	882
US$1,200 facility	833	867
US$700 facility	543	560
US$1,121 facility	992	1,019
US$2,000 facility (North Atlantic Drilling)	1,708	1,750
US$170 facility	80	83
US$550 facility	481	495
US$400 facility	350	360
US$440 facility	101	101
US$450 facility	450	-
Total credit facilities	6,592	7,144

Debt recorded in consolidated VIE's:
US$700 facility	414	397
US$1,400 facility	792	822
Total debt recorded in consolidated VIE's	1,206	1,219

Bonds and convertible bonds:
Bonds	1,867	1,567
Convertible bonds	565	561
Total bonds and convertible bonds	2,432	2,128

Other credit facilities with corresponding restricted cash deposits:	251	270

Total interest bearing debt	10,481	10,761
Less: current portion	(2,598)	(2,066)
Long-term portion of interest bearing debt	7,883	8,695

The outstanding debt as of March 31, 2013 is repayable as follows:

(In US$ millions)	March 31, 2013
2014	2,598
2015	1,896
2016	1,209
2017	1,481
2018 and thereafter	3,382
Effect of amortization of convertible bond	(85)
Total debt	10,481

* The following loans are classified as liabilities held for sale as at March 31, 2013.

(In US$ millions)	March 31, 2013
Credit facilities:
US$900 facility	713
US$100 facility	67
Total interest bearing debt	780
Less: current portion	(81)
Long-term portion of interest bearing debt classified as held for sale	699

In January 2013, we drew down on the new $450 million Eclipse facility, which was entered into with a syndicate of banks and financial institutions. The facility is secured over the West Eclipse semi-submersible rig, which has a net book value of $697 million. The facility matures within one year and bears interest of LIBOR plus 3%.

On March 5, 2013 we issued a NOK 1,800 million senior unsecured bond with maturity in March 2018. The bond bears interest of NIBOR plus a margin of 3.75%. The financial covenant related to this bond require us to maintain a market adjusted equity ratio of at least 30%.

Note 15 – Share capital

	March 31, 2013		December 31, 2012
All shares are common shares of US$2.00 par value each	Shares	US$ millions	Shares	US$ millions
Authorized share capital	800,000,000	1,600	800,000,000	1,600

Issued and fully paid share capital	469,250,933	939	469,250,933	938
Treasury shares held by Company	(121,059)	-	(72,859)	-
Shares issued and outstanding	469,129,874	939	469,178,074	938

Note 16 – Accumulated other comprehensive income

Accumulated other comprehensive income as at March 31, 2013 and December 31, 2012 was as follows:

(In US$ millions)	As at March 31,	As at December 31,
	2013	2012
The total balance of accumulated other comprehensive income is made up as follows:
Unrealized gain on marketable securities	187	206
Unrealized gain on foreign exchange	67	67
Actuarial gain relating to pension	(32)	(30)
Unrealized loss on interest rate swaps in VIEs	(47)	(49)
Accumulated other comprehensive income	175	194

The applicable amount of income taxes associated with each component of other comprehensive income is $0 due to the fact that the items relate to companies domiciled in non-taxable jurisdictions. However, for actuarial loss related to pension, the accumulated applicable amount of income taxes is US$9 million (US$8 million as of December 31, 2012), as this item is related to companies domiciled in Norway where the tax rate is 28%.

Note 17 – Related party transactions

We have entered into sale and leaseback contracts for several drilling units with Ship Finance International Limited ("Ship Finance"), a company in which our principal shareholders Hemen Holding Ltd and Farahead Investments Inc (hereafter jointly referred to as "Hemen") and companies associated with Hemen have a significant interest. Hemen is controlled by trusts established by the Company's President and Chairman Mr. John Fredriksen for the benefit of his immediate family. We have determined that the Ship Finance subsidiaries, which own the units, are variable interest entities (VIEs), and that we are the primary beneficiary of the risks and rewards connected with the ownership of the units and the charter contracts. Accordingly, these VIEs are consolidated in our financial statements. The equity attributable to Ship Finance in the VIEs is included in non-controlling interests in our consolidated financial statements.

In the three month period ended March 31, 2013 and 2012, we incurred the following lease costs on units leased back from Ship Finance subsidiaries:

(In US$ millions)	Three month period ended March 31,
	2013	2012

West Polaris	18	31
West Hercules	19	19
West Taurus	28	28
Total	65	78

These lease costs are eliminated on consolidation.

On July 1, 2010, the VIE companies SFL Deepwater and SFL Polaris declared and paid a dividend of US$290 million and US$145 million respectively to Ship Finance International Limited (SFIL). SFIL simultaneously granted loans to SFL Deepwater and SFL Polaris of the same amounts with an interest rate of 4.5%. These loans are presented as long term debt to related parties in our balance sheet on March 31, 2013 and December 31, 2012.

On November 12, 2012 we granted Archer a short term unsecured loan of US$55 million. The loan bears interest of LIBOR + a margin and was settled in February 2013.

On December 20, 2012, we sold our North Atlantic Drilling Ltd unsecured bond of US$500 million to Metrogas plus accrued interest of US$8.7 million with a call option to repurchase the bond in full for a price equal to par plus unpaid accrued interest on the date of repurchase. The call option matures in June 2013. The obligation is recorded as a long-term related party liability. In conjunction with this arrangement we also entered into an agreement to settle dividend payable to Metrogas in return for a short-term unsecured loan of US$93 million. The net proceeds from these arrangements were US$415.3 million.

On December 21, 2012, we obtained a short-term unsecured loan of US$93 million from Metrogas. The loan bears interest of LIBOR + a margin and was repaid after the period end on May 2, 2013.

On December 31, 2012, we obtained a short-term loan from Metrogas of NOK140 million. The loan bears interest of NIBOR + a margin and was repaid in January 2, 2013.

On January 31, 2013, we granted AOD a unsecured loan of US$114.5 million. The loan bears interest of LIBOR + a margin of 7.5%. See note 7.

On February 20, 2013, we obtained a short-term unsecured loan of US$43 million from Archer. The loan bears interest of LIBOR + a margin of 5% and was repaid on February 27, 2013.

On February 27, 2013, we obtained a short-term loan from Metrogas of NOK300 million. The loan bears interest of NIBOR + a margin and was repaid on March 12, 2013.

On March 27, 2013, we obtained a short-term loan from Metrogas of NOK700 million. The loan bears interest of NIBOR + a margin, and was repaid after the period end on April 3, 2013.

On March 27, 2013 we granted Archer a short term unsecured loan of US$10 million. The loan bears interest of LIBOR + a margin of 5% and matured April 2, 2013.

Frontline provides management support and administrative services for the Company, and charged the Company fees of US$0.4 million and US$0.5 for the three months ended March 31, 2013 and 2012 respectively. These amounts are included in "General and administrative expenses".

Note 18 – Risk management and financial instruments

The majority of our gross earnings from rigs and vessels are receivable in US dollars and the majority of our other transactions, assets and liabilities are denominated in US dollars, the functional currency of the Company. However, we have operations and assets in a number of countries worldwide and incur expenditures in other currencies, causing results from operations to be affected by fluctuations in currency exchange rates, primarily relative to the US dollar. We are also exposed to changes in interest rates on floating interest rate debt, and to the impact of changes in currency exchange rates on NOK denominated debt. There is thus a risk that currency and interest rate fluctuations will have a negative effect on the value of our cash flows.

Interest rate risk management

Our exposure to interest rate risk relates mainly to floating interest rate debt and balances of surplus funds placed with financial institutions. This exposure is managed through the use of interest rate swaps and other derivative arrangements. Our objective is to obtain the most favorable interest rate borrowings available without increasing foreign currency exposure. Surplus funds are used for prepayment of revolving facilities or placed in fixed deposits with reputable financial institutions, yielding higher returns than are available on overnight deposits in banks. Such deposits generally have short-term maturities, in order to provide us with flexibility to meet all requirements for working capital and capital investments. The extent to which we utilize interest rate swaps and other derivatives to manage interest rate risk is determined by the net debt exposure and our views on future interest rates.

Interest rate swap agreements not qualified as hedge accounting

At March 31, 2013 we had interest rate swap agreements with an outstanding principal of US$8,950 million (December 31, 2012: US$6,148 million). In addition, we had outstanding cross currency interest rate swaps at March 31, 2013 with a principal amount of US$532 million (December 31, 2012: US$216 million). These agreements do not qualify for hedge accounting and accordingly any changes in the fair values of the swap agreements are included in the Consolidated Statement of Operations under "(Loss)/gain on derivative financial instruments". The combined total fair value of the interest rate swaps and cross currency interest swaps outstanding at March 31, 2013 amounted to a liability of US$381 million (December 31, 2012: a liability of US$375 million). The fair value of the interest rate swaps are classified as other current liabilities and the cross currency interest swaps are classified as other current assets in the balance sheet.

During the three months to March 31, 2013 we entered into the following new interest rate and cross currency interest rate swaps:

Outstanding principal (In US$ millions)	Receive rate	Pay rate	Length of contract
250	3 month LIBOR	1.36%	Jan 2013 - Jan 2020
250	3 month LIBOR	1.39%	Jan 2013 - Jan 2020
250	3 month LIBOR	1.45%	Jan 2013 - Jan 2020
250	3 month LIBOR	1.45%	Jan 2013 - Jan 2020
250	3 month LIBOR	1.47%	Jan 2013 - Jan 2020
250	3 month LIBOR	1.47%	Jan 2013 - Jan 2020
450	3 month LIBOR	1.10%	Feb 2013 - Feb 2018
250	3 month LIBOR	1.52%	Feb 2013 - Feb 2020
200	3 month LIBOR	1.39%	Mar 2013 - Mar 2020
300	3 month LIBOR	1.57%	Mar 2014 - Mar 2020

Interest rate hedge accounting

One of the Ship Finance subsidiaries consolidated by the Company as a VIE has entered into an interest rate swap in order to mitigate its exposure to variability in cash flows for future interest payments on the loans taken out to finance the acquisition of West Taurus.  These interest rate swaps qualify for hedge accounting and any changes in their fair value are included in "Other comprehensive income". Below is a summary of the notional amount, fixed interest rate payable and duration of this interest rate swap.

Variable interest entity	Outstanding principal (In US$ Millions)	Receive rate	Pay rate	Length of contract
SFL Deepwater Limited (West Taurus)	450	1 month LIBOR	2.17%	Dec 2008 - Aug 2013

In the three month period ended March 31, 2013, the above VIE Ship Finance subsidiary recorded fair value gains of $2 million on interest rate swaps. This gain was recorded by the VIE in "Other comprehensive income" but due to its ownership by Ship Finance this loss is allocated to "Non-controlling interest" in our equity statement.

Any change in fair value resulting from hedge ineffectiveness is recognized immediately in earnings. The VIE, and therefore Seadrill, did not recognize any gain or loss due to hedge ineffectiveness in the consolidated financial statements during the three month period ended March 31, 2013.

Foreign currency risk management

We use foreign currency forward contracts and other derivatives to manage exposure to foreign currency risk on certain assets, liabilities and future anticipated transactions. Such derivative contracts do not qualify for hedge accounting treatment and are recorded in the balance sheet under receivables if the contracts have a net positive fair value, and under other short-term liabilities if the contracts have a net negative fair value. At March 31 2013, we had forward contracts and cross currency interest rate swaps to sell approximately US$390 million between February 2014 and March 2018 at exchange rates ranging from NOK5.70 to NOK5.79 per US dollar. The total fair value of currency forward contracts as at March 31, 2013 amounted to a liability of US$19 million (December 31, 2012: asset of US$4 million).

Total Return Swap Agreements

In March 2013, the Company entered into a TRS agreement with 2,000,000 Seadrill Limited shares as underlying security. This agreement expires in June 2013 and the agreed reference price was NOK 213.17 per share.

The total realized and unrealized gain relating to TRS agreements for the three months ended March 31, 2013, amounted to US$3 million.

Credit risk

The Company has financial assets, including cash and cash equivalents, marketable securities, other receivables and certain amounts receivable on derivative instruments, mainly forward exchange contracts and interest rate swaps. These assets expose the Company to credit risk arising from possible default by the counterparty. The Company considers the counterparties to be creditworthy financial institutions and does not expect any significant loss to result from non-performance by such counterparties. The Company, in the normal course of business, does not demand collateral. The credit exposure of interest rate swap agreements, currency option contracts and foreign currency contracts is represented by the fair value of contracts with a positive fair value at the end of each period, reduced by the effects of master netting agreements. It is the Company's policy to enter into master netting agreements with the counterparties to derivative financial instrument contracts, which give the Company the legal right to discharge all or a portion of amounts owed to a counterparty by offsetting them against amounts that the counterparty owes to the Company.

Fair values of financial instruments

The carrying value and estimated fair value of the Company's financial instruments at March 31, 2013 and December 31, 2012 were as follows:

	March 31, 2013		December 31, 2012
(In US$ millions)	Fair value	Carrying value	Fair value	Carrying value

Cash and cash equivalents	328	328	318	318
Restricted cash	375	375	402	402

Current portion of long-term debt	2,601	2,598	2,066	2,066
Long-term portion of floating rate debt	5,465	5,465	6,287	6,287
Long term portion of fixed rate CIRR loans	201	201	218	218
Long term portion of fixed interest loans	-	-	70	79
Long term portion of fixed interest convertible bonds	721	565	872	561
Long term portion of fixed interest bonds	1,355	1,342	1,360	1,342
Long term portion of floating interest bonds	310	310	224	220
Total debt	10,653	10,481	11,097	10,773

The carrying value of cash and cash equivalents and restricted cash, which are highly liquid, is a reasonable estimate of fair value and categorized at level 1 on the fair value measurement hierarchy.

The fair value of the current and long-term portion of floating rate debt is estimated to be equal to the carrying value since it bears variable interest rates, which are reset regularly, usually every one to six months. This debt is not freely tradable and cannot be purchased by the Company at prices other than the outstanding balance plus accrued interest. We have categorized this at level 2 on the fair value measurement hierarchy.

The fair value of the long-term portion of the fixed rate CIRR loans is equal to the carrying value, as they are matched with equal balances of restricted cash. We have categorized this at level 2 on the fair value measurement hierarchy.

The convertible bonds are freely tradable and their fair value has been set equal to the price at which they were traded at on March 31, 2013 and December 31, 2012. We have categorized this at level 1 on the fair value measurement hierarchy.

The fixed interest rate bonds are freely tradable and their fair value has been set equal to the price at which they were traded at on March 31, 2013 and December 31, 2012. We have categorized this at level 1 on the fair value measurement hierarchy.

Financial instruments that are measured at fair value on a recurring basis:
	Fair value	Fair value measurements at reporting date using
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(In US$ millions)	March 31, 2013	(Level 1)	(Level 2)	(Level 3)
Assets:
Marketable securities	314	310	-	4
Other derivative instruments – short term receivable	14	-	14	-
Total assets	328	310	14	4
Liabilities:
Interest rate swap contracts – short term payable	381	-	381	-
Other derivative instruments – short term payable	9	-	9	-
Total liabilities	390	-	390	-

	Fair value	Fair value measurements at reporting date using
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(In US$ millions)	December 31, 2012	(Level 1)	(Level 2)	(Level 3)
Assets:
Marketable securities	333	329	-	4
Other derivative instruments – short term receivable	11	-	11	-
Total assets	344	329	11	4
Liabilities:
Interest rate swap contracts – short term payable	397	-	397	-
Other derivative instruments – short term payable	-	-	-	-
Total liabilities	397	-	397	-

ASC Topic 820 Fair Value Measurement and Disclosures emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, ASC Topic 820 establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within levels one and two of the hierarchy) and the reporting entity's own assumptions about market participant assumptions (unobservable inputs classified within level three of the hierarchy).

Level one input utilizes unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Level two inputs are inputs other than quoted prices included in level one that are observable for the asset or liability, either directly or indirectly. Level two inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability, other than quoted prices, such as interest rates, foreign exchange rates and yield curves that are observable at commonly quoted intervals. Level three inputs are unobservable inputs for the asset or liability, which are typically based on an entity's own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

Quoted market prices are used to estimate the fair value of marketable securities, which are valued at fair value on a recurring basis.

The fair value of total return equity swaps is calculated using the closing prices of the underlying listed shares, dividends paid since inception and the interest rate charged by the counterparty.

The fair values of interest rate swaps and forward exchange contracts are calculated using well-established independent valuation techniques applied to contracted cash flows and LIBOR and NIBOR interest rates as of
March 31, 2013.

The fair value of other derivative instruments is calculated using the closing prices of the underlying securities, dividends paid since inception and the interest charged by the counterparty.

As of March 31, 2013 and December 31, 2012 liabilities or assets related to financial and derivative instruments are presented at gross amounts and have not been presented net because we do not have the right of offset. The amounts are included in our fair value table above.

Note 19 – Commitments and contingencies

Purchase Commitments

At March 31, 2013, we had twenty six contractual commitments under newbuilding contracts. The contracts are for the construction of two semi-submersible rigs, seven drillships, twelve jack-up rigs, and five tender rigs. The units are scheduled to be delivered in 2013, 2014 and 2015. As of March 31, we have paid $2,482 million related to these rigs, including payments to the construction yards and other payments, and are committed to make further payments amounting to $6,514 million. These amounts include contract variation orders, spares, accrued interest expenses, construction supervision and operation preparation.

The maturity schedule for the remaining payments is as follows:

(In US$ millions)
2013*	2,836
2014	1,748
2015	1,930
Total	6,514

* Included in this amount are contractual commitments which relate to assets held for sale (see Note 21) of $307 million for the T-17, T-18 and West Esperanza tender rigs.

Legal Proceedings

We are a party, as plaintiff or defendant, to lawsuits in various jurisdictions for demurrage, damages, off-hire and other claims and commercial disputes arising from the construction or operation of our drilling units, in the ordinary course of business or in connection with our acquisition activities.  We believe that the resolution of such claims will not have a material impact individually or in the aggregate on our operations or financial condition. Our best estimate of the outcome of the various disputes has been reflected in our financial statements as of March 31, 2013.

Note 20 – Variable Interest Entities (VIEs)

As of March 31, 2013, the Company leased a drillship and two semi-submersible rigs from VIEs under finance leases. Each of the units had been sold by the Company to single purpose subsidiaries of Ship Finance Ltd and simultaneously leased back by the Company on bareboat charter contracts for a term of 15 years. The Company has several options to repurchase the units during the charter periods, and obligations to purchase the assets at the end of the 15 year lease period. The following table gives a summary of the sale and leaseback arrangements, as of March 31, 2013:

Unit	Effective from	Sale value (In US$ millions)	First repurchase option (In US$ millions)	Month of first repurchase option	Last repurchase option * (In US$ millions)	Month of last repurchase Option *
West Polaris	Jul 2008	850	548	Sep 2012	178	Jun 2023
West Taurus	Nov 2008	850	418	Feb 2015	149	Nov 2023
West Hercules	Oct 2008	850	580	Aug 2011	135	Aug 2023

 * For the unit West Polaris, Ship Finance has a put option exercisable at the end of the lease terms by which the vessel may be sold to Seadrill for a fixed price of $75 million. For West Taurus and West Hercules repurchase obligations at the end of the lease terms have been agreed, at $149 million and $135 million, respectively.

The Company has determined that the Ship Finance subsidiaries, which own the units, are variable interest entities (VIEs), and that the Company is the primary beneficiary of the risks and rewards connected with the ownership of the units and the charter contracts. Accordingly, these VIEs are fully consolidated in the Company's consolidated financial statements. The Company did not record any gains from the sale of the units, as they continued to be reported as assets at their original cost in the Company's balance sheet at the time of each transaction. The equity attributable to Ship Finance in the VIEs is included in non-controlling interests in the Company's consolidated accounts. At March 31, 2013 and at December 31, 2012 the units are reported under drilling units in the Company's balance sheet.

The bareboat charter rates are set on the basis of a Base LIBOR Interest Rate for each bareboat charter contract, and thereafter are adjusted for differences between the LIBOR fixing each month and the Base LIBOR Interest Rate for each contract. A summary of the bareboat charter rates per day for each unit is given below. The amounts shown are based on the Base LIBOR Interest Rate, and reflect average rates for the year.

	Base LIBOR	(In US$ thousands)
Unit	interest rate	2013	2014	2015	2016	2017

West Polaris	2.85%	223.3	176.5	175.4	170.0	170.0
West Taurus	4.25%	316.2*	320.7	165.0	158.8	157.5
West Hercules	4.25%	250.0	238.5	180.0	172.5	170.0

* For a period the interest rates West Taurus have been fixed at 2.17% and the bareboat charter rate for West Taurus is fixed regardless of movements in LIBOR interest rates. The fixed charter rate is reflected in the above table.

The assets and liabilities in the accounts of the VIEs as at March 31, 2013 and as at December 31, 2012 are as follows:

	March 31, 2013		December 31, 2012
(In US$ millions)	SFL West Polaris Limited	SFL Deepwater Limited	SFL West Polaris Limited	SFL Deepwater Limited
Name of unit	West Polaris	West Taurus West Hercules	West Polaris	West Taurus West Hercules

Investment in finance lease	522	1,089	534	1,120
Other assets	14	20	7	20
Total assets	536	1,109	541	1,140

Long term debt	378	0	360	0
Other liabilities	81	948	107	989
Total liabilities	459	948	467	989

Equity	77	161	74	151

Book value of units in the Company's consolidated accounts	587	1,050	594	1,140

Note 21 – Assets and liabilities held for sale

We classify an asset as held for sale when the facts and circumstances meet the criteria for such classification, including the following: (a) we have committed to a plan to sell the asset, (b) the asset is available for immediate sale, (c) we have initiated actions to complete the sale, including locating a buyer, (d) the sale is expected to be completed within one year, (e) the asset is being actively marketed at a price that is reasonable relative to its fair value, and (f) the plan to sell is unlikely to be subject to significant changes or termination.

On February 11, 2013, we signed a conditional purchase and sale agreement for certain legal entities which own and operate a portion of our tender rig business to SapuraKencana Petroleum Bhd ("SapuraKencana"). The entities sold included the following rigs: T-4, T-7, T-11, T-12, T-17, T-18, West Pelaut, West Menang, West Alliance, West Berani, West Jaya and West Setia.

Assets and liabilities included as held for sale is shown below:

(In US$ millions)	As at March 31, 2013
ASSETS
Cash and cash equivalents	33
Accounts receivables, net	105
Amount due from related party	5
Other current assets	52
Assets held for sale - current	195
Non-current assets
Investment in associated companies	126
Newbuildings	143
Drilling units	791
Goodwill	120
Other non-current assets	8
Assets held for sale - non-current	1,188
Total Assets held for sale	1,383

LIABILITIES
Current portion of long-term debt	81
Trade accounts payable	31
Short-term debt to related party	18
Other current liabilities	25
Current liabilities associated with assets held for sale	155
Long-term interest bearing debt	699
Other non-current liabilities	2
Non-current liabilities associated with assets held for sale	701
Total Liabilities associated with assets held for sale	856

The sale described above was completed on April 30, 2013 (see note 22). We have concluded that we have significant continuing involvement in the ongoing business with SapuraKencana and therefore we have not presented this asset group as discontinued operations in our statement of operations.

Note 22 – Subsequent Events

On April 30, 2013 – Seadrill and SapuraKencana Petroleum Bhd ("SapuraKencana") completed the previously announced transaction pursuant to the conditional SPA. The agreed upon acquisition price is for an enterprise value of US$2.9 billion, which includes cash, SapuraKencana shares, all debt in the tender rig business, and Seadrill's future capital commitments for newbuilds.

On May 7, 2013 - Seadrill entered into an agreement to sell the companies that own and operate the tender rig T15 to Seadrill Partners LLC for a total consideration of US$210 million, less approximately US$100 million of debt outstanding under the credit facility secured on the T15. The balance of the acquisition price will be financed with vendor financing provided by Seadrill in the form of a loan in the amount of approximately US$110 million due in 2016, accruing interest quarterly at 5% plus LIBOR. The transaction closed May 17, 2013.

On May 10, 2013 – Seadrill has extended both the forward agreements for the Sevan shares subsequent to the prior agreements' expiration. Seadrill entered into a new forward agreement for 96,000,000 Sevan shares expiring August 6, 2013 with a strike price of NOK 4.02 and entered into a new forward agreement for 81,828,500 Sevan shares expiring August 6, 2013 with a strike price of NOK 4.01. Seadrill will not directly hold any shares in Sevan, but will be exposed through forward agreements to 177,828,500 shares, or 29.9 percent of Sevan's outstanding shares.